EXHIBIT 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Trina Solar Limited:

We consent to the incorporation by reference in the registration statement (Nos. 333-144445 and 333-157831) on Form S-8 and the registration statement (No. 333-160826) on Form F-3 of Trina Solar Limited of our reports dated April 2, 2013, with respect to the consolidated balance sheet of Trina Solar Limited as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 20-F of Trina Solar Limited.

/s/ KPMG

Hong Kong, China

April 2, 2013